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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             THE ENSTAR GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    29358R107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             J. Christopher Flowers
                              One Rockefeller Plaza
                                   32nd Floor
                            New York, New York 10020
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                Serge Benchetrit
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                December 18, 1998
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
           subject of this Schedule 13D, and is filing this schedule
          because of Rule 13d-1(b)(3) or (4), check the following: |_|





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                                  SCHEDULE 13D



---------------------                                         ------------------
CUSIP No.   29358R107                                         Page 2 of 10 Pages
---------------------                                         ------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. Christopher Flowers
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                (b) [ ]
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         1,251,970
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             1,251,970
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     1,251,970
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.7%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.  Security and Issuer.

          This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of The Enstar Group, Inc., a Georgia corporation ("Enstar"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of Enstar is 172 Commerce Street, 3rd Floor, Montgomery, AL 36104.

Item 2. Identity and Background.

          (a) This statement is being filed by J. Christopher Flowers, an individual resident of the State of New York ("Flowers" or the "Reporting Person").

          (b) The business address of the Reporting Person is One Rockefeller Plaza, 32nd Floor, New York, New York 10020.

          (c) Flowers is currently Vice Chairman of Enstar, a company that is engaged in the active search for one or more operating businesses.

          (d) The Reporting Person has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

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subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

          On December 18, 1998, Flowers acquired 1,158,860 shares of Common Stock (the "Shares") pursuant to the Investment Agreement (the "Investment Agreement"), dated as of October 20, 1998, by and between Enstar and Flowers, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein (the "Transaction").

          In consideration for the Shares, Flowers delivered to Enstar a promissory note, a copy of which is filed as Exhibit 2 hereto and incorporated by reference herein (the "Note"). The Note is for an original aggregate principal amount of $15,000,000. The Note bears interest at 4.06% per annum, matures and is payable in full on December 18, 2000 and requires quarterly interest payments. The Note is unsecured and is a full recourse obligation of Flowers.

          Prior to the consummation of the Transaction, on October 20, 1998 (the date the Investment Agreement was entered into), Flowers beneficially owned 88,043 shares of Common Stock. At such time his beneficial ownership was 2.14%.

Item 4. Purpose of Transaction.

          Flowers has been an outside director of Enstar since October 1996 and has been involved in working with Enstar's management in locating an acquisition target. The consummation of the Transaction provides further incentives to Flowers, as an almost

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24% shareholder of Enstar, to devote his efforts to aiding Enstar in its search for one or more operating companies to acquire and to participate in the negotiation of such acquisition. In addition, Flowers became Vice Chairman of the Board of Directors. In connection with the Transaction, Enstar amended (the "Amendment") the Rights Agreement entered into by it on January 20, 1997, a copy of which Amendment is filed as Exhibit 4 hereto and incorporated by reference herein (see Item 6 below).

          Notwithstanding the foregoing, Flowers intends to hold the shares of Common Stock received in the Transaction for investment purposes only. Except as set forth above, Flowers does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

          All foregoing descriptions of the Transaction are qualified in their entirety by reference to the Investment Agreement, the Note, the Registration Rights Agreement (as defined below) and the Amendment, each of which is filed as Exhibits 1, 2, 3 and 4 hereto, respectively and incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

          (a) On the date of this Statement, Flowers beneficially owns and has sole voting and dispositive power of 1,251,970 shares of Common Stock, representing 23.70% of the issued and outstanding shares of Common Stock. For beneficial ownership purposes, the Reporting Person has the right to acquire 17,915 shares of Common Stock out of the shares beneficially owned by him (15,000 shares of

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Common Stock under the 1997 Amended Outside Directors' Stock Option Plan of
Enstar and 2,915 stock units (67 of which were received by the Reporting Person on October 30, 1998) under the Deferred Compensation and Stock Option Plan for Non-Employee Directors of Enstar). The foregoing percentage calculation is based on 5,283,484 shares of Common Stock being outstanding equal to the sum of (i) 4,106,709 shares of Common Stock being outstanding as of September 30, 1998 as reported in Enstar's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, (ii) 1,158,860 shares of Common Stock issued in the Transaction on December 18, 1998 and (iii) 17,915 shares of Common Stock which Flowers has the right to acquire for beneficial ownership purposes. Except for Flowers, no other person is named in Item 2 above.

          (b) The number of shares of Common Stock with respect to which Flowers
(i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9, and 10, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.

          (c) Except as described in this Statement on Schedule 13D, Flowers has not acquired or disposed of, or entered into any other transaction with respect to, any shares of Common Stock during the past 60 days.

          (d) None.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.



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          Upon consummation of the Transaction, Flowers' beneficial ownership of
Common Stock increased from 2.14% as of October 20, 1998 to 23.70% on December 18, 1998, and Flowers has become the largest shareholder of Enstar. Pursuant to the terms of the Investment Agreement, however, Flowers has agreed to certain restrictions on his ability to transfer the Shares and to acquire any additional shares of Enstar or participate in any capacity in certain other significant transactions involving Enstar without the approval of the Board of Directors.
The Investment Agreement also contains certain agreements and covenants relating to conflicting business opportunities and competing transactions involving Flowers and related entities, as it is anticipated that Flowers will have business arrangements with other entities, funds or ventures with which he affiliates or associates.

          The Shares are unregistered, and in addition to any resale limitations imposed by the Securities Act of 1933, are subject to certain restrictions on transfer. Pursuant to a Registration Rights Agreement between Enstar and Flowers, a copy of which is filed as Exhibit 3 hereto and incorporated by reference herein (the "Registration Rights Agreement"), which was executed upon consummation of the Transaction, Flowers was granted certain rights to require Enstar to register his Shares in the future.

          In connection with the Transaction, Enstar executed an Amendment to the Rights Agreement dated as of January 20, 1997 (the "Rights Agreement") with American Stock Transfer & Trust Company, as rights agent (pursuant to which Enstar's shareholders receive rights to subscribe for additional shares if certain triggering

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events occur, including the acquisition by a person of 15% or more of the total number of outstanding shares of Common Stock) to exclude from the definition of Acquiring Person (as such term is defined in the Rights Agreement) Flowers and certain permitted transferees and to otherwise exempt the Transaction from the applicable provisions of the Rights Agreement. Enstar has agreed that such Amendment will remain in full force and effect at all times.

          The shareholders of Enstar have elected Flowers as a director of Enstar. Enstar has agreed, through its Board of Directors, to nominate Flowers as a director for as long as Flowers owns 5% or more of the outstanding shares of Common Stock. This agreement will terminate on December 18, 2004. Pursuant to the Investment Agreement, Enstar has appointed Flowers Vice Chairman of the Board of Directors to serve in such capacity at the discretion of the Board of Directors, which position shall be an executive position, and in such capacity Flowers has agreed to assist Enstar in the search for and acquisition of an operating company. In his capacity as Vice Chairman of the Board of Directors, Flowers is entitled to reimbursement of his out-of-pocket expenses incurred in connection with providing services to Enstar and such other compensation and remuneration as the Board of Directors of Enstar shall determine in its discretion. Enstar acknowledged and agreed that Flowers is and will be engaged in other business activities and that there shall be no specific time commitment applicable to Flowers with respect to the performance of his services as Vice Chairman of the Board.



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          Except as described herein and by reference to Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships between Flowers and any other person with respect to any securities of Enstar.

Item 7.  Material to be Filed as Exhibits.

          (i) Investment Agreement, dated as of October 20, 1998, by and between Enstar and Flowers.

          (ii) Promissory Note, dated December 18, 1998, made by Flowers to the order of Enstar.

          (iii) Registration Rights Agreement, dated December 18, 1998, by and between Enstar and Flowers.

          (iv) Amendment Agreement, dated as of October 20, 1998 to the Rights Agreement, dated as of January 20, 1997 between Enstar and American Stock Transfer & Trust Company, as rights agent.



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                                    SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  December 23, 1998           J. CHRISTOPHER FLOWERS

                                    By: /s/ J. Christopher Flowers
                                        --------------------------









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                                INDEX TO EXHIBIT
                                ----------------


Document                                                             Exhibit No.
--------                                                             -----------

Investment Agreement, dated as of October 20, 1998,                       1
by and between The Enstar Group, Inc. ("Enstar") and J. Christopher Flowers ("Flowers").

Promissory Note, dated December 18, 1998 made by Flowers                  2
to the order of Enstar.

Registration Rights Agreement, dated December 18,                         3
1998, by and between Enstar and Flowers.

Amendment Agreement, dated as of October 20, 1998, to                     4
the Rights Agreement, dated as of January 20, 1997 between Enstar and American Stock Transfer & Trust
Company, as rights agent.